Exhibit 2.1


                            ASSET PURCHASE AGREEMENT

         THIS ASSET PURCHASE AGREEMENT (the "Agreement") is made and is effective this 28th day of January, 1999, between Photronics Colorado, Inc. a Colorado corporation ("Seller") and Infinite Graphics Incorporated, a Minnesota corporation ("Buyer"). Photronics, Inc. ("Parent"), the parent of Seller, does hereby enter into this Agreement for those limited purposes as identified within the Agreement.

         WHEREAS, Seller is willing to sell transfer, convey and assign and Buyer is willing to purchase and assume, substantially all of the equipment, leasehold assets, inventory, intangible assets and other operating or business assets of Seller related to its large area mask business as hereafter described upon the terms and conditions hereinafter set forth;

         WHEREAS, Buyer desires to make employment offers to certain employees of Seller;

         NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties agree as follows:

                      ARTICLE I. PURCHASE AND CONSIDERATION

         Section 1.1 Sale of Assets. Subject to the terms and conditions of this Agreement, at the Closing (as defined in Section 2.1 below), Seller shall sell, and Buyer shall purchase, all of but no more than the assets and properties specifically set forth (collectively, the "Purchased Assets"), which include the following:

         a) The manufacturing machinery and equipment and computer hardware located at the Seller's premises at 815 N. Wooten Road (the "Premises"), including but not limited to the items listed on Schedule 1.1 hereto (the "Equipment");

         b) The inventory of Seller related to large area masks as determined by a physical inventory (the "Inventory");

         c) All of Seller's right, title and interest to all records, files, papers, literature, graphic materials, sales literature, sales aids, customer files, pricing materials, and information relating solely to Seller's large area mask business (the "Records");

         d) All of Seller's right, title and interest to all customer purchase orders, work in progress, spare parts, customer relationships, all operating and other software (proprietary or third party) used in the operation of Seller's manufacturing and distribution of large area masks at the Premises, and intellectual property rights, intangible assets, vendor warranties and other operating or business assets of Seller relating primarily to its large area mask business;

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         (e)      All of Seller's right, title and interest to all intellectual property rights associated with the Texas Instrument laser imager; and

         (f) All of Seller's right, title and interest in software purchased by Seller from Cognitive Vision, including all claims for breach of contract, warranty, etc. that Seller has against Cognitive Vision.

         Section 1.2 Assumption of Liabilities

         (a) Warranty Liability. Following the Closing Date, Buyer shall repair or replace defective photomasks shipped by Seller prior to the Closing Date in accordance with Seller's past warranty policies. Such warranty services shall be performed at Buyer's expense unless the total cost of such warrant service exceeds $25,000, in which case, such excess expenses shall be billed to Seller.

         (b) Building Lease. Effective as of the Closing, Buyer shall assume all of Seller's obligations under the Master Lease, attached as Schedule 1.2 (b), for the premises at 815 N. Wooten Road, Colorado Springs, Colorado and obtain a release of Seller from any further liability thereunder.

         (c) Sublease. For a period of up to six (6) months, Buyer shall permit Seller's employees who currently occupy the facilities and provide sales and front-end services to affiliates of Seller to continue to occupy the facility under the terms of a sublease as set forth in Schedule 1.2(c). Buyer agrees that such occupancy will be at no cost to Seller except for telephone charges incurred by such employees.

         (d) No Other Assumption of Liability. Except as expressly provided in this Agreement, Buyer is not assuming any liabilities or obligation of Seller.

         Section 1.3 Excluded Assets. Notwithstanding anything contained in
Section 1.1, Seller is not selling, and Buyer is not purchasing, any of the following, all of which shall be retained by Seller:

         (a) Seller's name or logo and any other trademarks, except that Buyer can use Seller's name and logo for the limited use of indicating that Buyer has acquired the facilities at 815 N. Wooten Road;

         (b)      cash, receivables, security deposits and insurance;

         (c)      all of the equipment listed on Schedule 1.3 hereto.

         Section 1.4 Consideration


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         (a)      In consideration for the Purchased Assets and the other
                  agreements set forth herein, Buyer will pay to Seller the following amounts (collectively, the "Purchase Price");

                  (i)      Three Hundred Seventy Five Thousand Dollars
                           ($375,000);

                  (ii) 50% of all net invoices of bump masks shipped to or for Seller for a period of 36 months from the Closing. It is understood for purposes of this agreement that quartz bump masks, though not sold today, may be required by the Seller's customers in the future. Should this requirement occur, the Buyer will honor this agreement with respect to such masks provided the material cost as a percentage of net sales is comparable to soda lime bump masks. If such is not the case, the Buyer and Seller will agree to adjust the percentage applied to the purchase price to a mutually agreeable rate;

                  (iii) 10% of the net invoice amount received, after all credits and discounts, for hard surface large area mask business (excluding bump mask business) invoiced to the existing Seller customers listed in Schedule
                           1.4 during the 36 months following the Closing, and;

                  (iv) 10% of the net invoice amount received, after all credits and discounts, up to a maximum of $90,000, for all large area masks invoiced to 3M during the 36 months following the Closing.

         (b) The Purchase Price shall not exceed $2,000,000 (the "Maximum Purchase Price") and the payments under section
                  1.4(a)(ii)-(iv) shall cease once the total payments made to Seller under section 1.4 total the Maximum Purchase Price.

         (c)      The Purchase Price will be paid as follows:

                  (i) Buyer will deliver at closing the $375,000 payable under 1.4(a)(i).

                  (ii) Buyer will credit invoices to Seller for bump masks shipped to or for Seller by 50% for a period of 36 months from the Closing or until the Maximum Purchase Price is reached.

                  (iii) Buyer will pay Seller for those amounts due under 1.4(a)(iii) within 30 days after the end of Buyer's fiscal quarter for 36 months following the Closing or until the Maximum Purchase Price is reached. The first payment is due May 31, 1999.


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                  (iv)     Buyer will pay Seller for those amounts due under
                           1.4(a)(iv) within 30 days after the end of Buyer's fiscal quarter for 36 months following the closing, up to a maximum of $7,500 per quarter, with any excess shifted to the following quarter, or until the Maximum Purchase Price is reached. The first payment is due May 31, 1999.

         (d) If Buyer does not deliver bump masks ordered that are within Buyer's agreed upon technical capability and within the agreed upon volume and delivery times, Buyer will pay Seller 50% of the price of undelivered masks, up to the Maximum Purchase Price. Technical capability with respect to undelivered masks is defined as the highest technical capability and tightest specifications achieved in production of bump masks as of January 28, 1999 at Seller's large area mask facility. The volume of bump mask orders that Buyer should be able to achieve will be no less than $200,000 per quarter in year 1, $300,000 per quarter in year 2 and $400,000 per quarter in year 3, assuming business is ordered relatively even over the course of each quarter.

         (e) Buyer's quarterly payments are limited to $150,000. If the obligations exceed $150,000 in a quarter, the excess is shifted to the following quarter until extinguished.

         Section 1.5 Taxes.

         (a) Payment of Sales and Related Taxes. Buyer shall pay all sales, use, registration and related taxes, if any, due as a result of the transactions contemplated by this Agreement.

         Section 1.6 Security Interest. Seller will have a security interest in:

                  (1)      The Purchased Assets;

                  (2)      All receivables of Buyer related to the Purchased
                           Assets;

                  (3) The payment amounts to be received by Buyer under its sales agreement with Global Maintech Corporation dated February 27, 1998; and

                  (4) Increases, replacements, substitutions and proceeds of any of the foregoing.

         This security interest shall not be subject to any prior security interests other than Riverside Bank ("Riverside") and Spectrum Commercial Services ("Spectrum") and shall be subordinate to such prior security interests. Buyer shall execute any financing statements required to perfect this security interest. Buyer shall insure and maintain the Purchased Assets until this security interest is discharged. This security interest shall be


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released by Seller if Buyer has paid all amounts due or that may become due under Section 1.4 and satisfied its obligations under Section 1.2. Seller will subordinate to a commercial lender that replaces Riverside or Spectrum.

         Section 1.7 Retained Inventory. With respect to the Inventory, the Seller will retain $55,473 of the inventory purchased by the Seller from Ulcoat to service 3M. The balance of the inventory will be the property of the Buyer upon closing. The Buyer will purchase such Seller retained inventory from Seller as required to restock operations, and will not purchase equivalent inventory from another source until such time as all such inventory has been purchased from Seller. The Seller is not required to maintain such inventory for Buyer, and may dispose of it in any way it deems appropriate.

                               ARTICLE II. CLOSING

         Section 2.1 Closing. The Closing of the transaction contemplated by this Agreement will take place upon execution of this Agreement at Seller's offices or on such other date or at such other location as the parties agree (the "Closing"). The date of the Closing is sometimes referred to herein as the "Closing Date."

         Section 2.2 Delivery of the Purchased Assets. At the Closing, Seller shall deliver to Buyer title to the Purchased Assets.

         Section 2.3 Payment of the Purchase Price. At the Closing, Buyer shall pay to Seller by wire transfer the portion of the Purchase Price described in
Section 1.4(b)(i) above.

              ARTICLE III. REPRESENTATIONS AND WARRANTIES OF SELLER

         Seller represents and Warrants to the Buyer as follows:

         Section 3.1 Organization and Authority. Seller is duly incorporated and organized and is validly existing as a corporation under the laws of the State of Colorado. Seller has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

         Section 3.2 Due Authorization. This Agreement has been duly authorized by all necessary corporate and other action, executed and delivered on behalf of Seller and constitutes the legal, valid and binding obligation of Seller, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditor's rights generally, and except with respect to judicial limitations on equitable remedies.

         Section 3.3 Ownership of Assets. Seller owns each of the Purchased Assets free and clear of all liens, encumbrances, leases, licenses and adverse third-party rights and claims and, upon transfer of such Purchased Assets to Buyer in accordance with this


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Agreement, Buyer will obtain good title to such Purchased Assets, free and clear of any adverse title or claims.

         Section 3.4 No Violation or Breach. The performance of this Agreement is not in violation of any law, statute, local ordinance, state or federal regulations, court order or administrative order or ruling, or of any Seller loan document's conditions or restrictions, in effect for financing, whether secured or unsecured.

         Section 3.5 No Broker. No broker, finder or other third party other than Callaghan & Company has any right to a commission or other fee as the result of action by or on behalf of Seller or in connection with this Agreement.

         Section 3.6 Lease. A true and correct copy of the Master Lease to 815
N. Wooten Road, Colorado Springs, Colorado is attached as Schedule 1.2(b).


                       ARTICLE IV. DISCLAIMER OF WARRANTY

         Section 4.1 "AS IS". BUYER IS PURCHASING THE PURCHASED ASSETS "AS IS", WITH ALL DEFECTS ENTIRELY AT ITS OWN RISK AS TO THEIR QUALITY AND PERFORMANCE IN RELIANCE SOLELY UPON ITS OWN INSPECTION OF THE PURCHASED ASSETS AND WITHOUT RELIANCE UPON ANY REPRESENTATION (EXCEPT AS PROVIDED IN SECTION 3.3 ABOVE) OR DESCRIPTION BY SELLER CONCERNING THE PURCHASED ASSETS. EXCEPT AS PROVIDED IN
SECTION 3.3 ABOVE, SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO THE PURCHASED ASSETS AND SPECIFICALLY DISCLAIMS THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. SELLER DOES NOT ASSUME ANY LIABILITY, AND MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO ANY INFRINGEMENT OF PATENTS OR OTHER INTELLECTUAL RIGHTS OF THIRD PARTIES ARISING FROM, IN CONNECTION WITH, OR AS A RESULT OF BUYER'S USE OF THE PURCHASED ASSETS.

         Section 4.2 NO LIABILITY. IN NO EVENT SHALL SELLER BE LIABLE FOR DIRECT, INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING, WITHOUT LIMITATION, LOSS OF PROFITS) WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL THEORY, ARISING OUT OF THE FURNISHING, PERFORMANCE OR USE OF THE PURCHASED ASSETS.


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


                ARTICLE V. REPRESENTATION AND WARRANTIES OF BUYER

         Buyer represents and warrants to the Seller as follows:

         Section 5.1 Organization and Authority. Buyer is duly incorporated and organized and is validly existing as a corporation under the laws of the State of Minnesota. Buyer has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

         Section 5.2 Due Authorization. This Agreement has been duly authorized by all necessary corporate and other action, executed and delivered on behalf of Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditor's rights generally, and except with respect to judicial limitations on equitable remedies.

         Section 5.3 No Violation or Breach. The performance of this Agreement is not in violation of any law, statute, local ordinance, state or federal regulations, court order or administrative order or ruling, or of any Buyer loan document's conditions or restrictions, in effect for financing, whether secured or unsecured.

                          ARTICLE VI. SELLER EMPLOYEES

         Section 6.1 Hiring of Seller Employees. Prior to the Closing Date, Buyer will make offers of employment to each of the employees of Seller listed on Schedule 6.1 hereto (the "LAM Employees"). The LAM Employees who have accepted such employment offers from Buyer are referred to herein individually as a "Transferred LAM Employee" and collectively as the "Transferred LAM Employees". Seller shall remain responsible for all employment matters between the Seller and its employees prior to Closing.

         Section 6.2 Non-Hire. Seller agrees that for a period of one (1) year following the Closing, Seller shall not employ or solicit the employment of any Transferred LAM Employee.

                          ARTICLE VII. OTHER AGREEMENTS

         Section 7.1 Conduct of Business Prior to Closing.

         Conduct of Business. From the date of this Agreement until the Closing Date, Seller will continue to operate its business in the ordinary course and use its reasonable best efforts to preserve intact the Purchased Assets and Seller's relationship with third parties.

         Section 7.2 Conduct of Business Following Closing.


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         (a)      Seller will notify customers affected that Buyer has purchased the business and purchase orders of Photronics, Colorado.
                  Buyer will bill for all masks shipped subsequent to closing excluding bump mask shipments on behalf of Seller. With respect to bump masks, Buyer will ship such masks ordered by Seller to Seller's customer and fax a copy of the packing list to Seller on a daily basis for invoicing. Seller will pay
                  Buyer as previously discussed for such bump masks within 30 days of notification of shipment. For six months following the closing, Seller will assist Buyer with collection of Buyer's invoices should delays occur resulting from the change of ownership.

         (b) Seller will cooperate in the continuation of all services to the Premises, including utilities, phone service, faxes etc. until such time as Buyer can arrange for the same services.

         (c) Seller will forward within two hours during Milpitas business hours Monday through Friday all communications directed to the Seller regarding the production of large area masks for thirty days following the Closing, and will reasonably cooperate in the same thereafter as required.

         (d) Seller will cooperate with Buyer in Buyer's pursuing all assigned rights from Seller to Buyer, including any claim against Cognitive Vision, including any and all reasonable supply of information that Buyer may need in litigation against any third party.

         (e) Seller, for 6 months following the Closing, will measure Texas Instrument laser writer calibration plates weekly, with a two day turnaround of such service, at no cost to Buyer. The Buyer will assume freight costs. Seller will provide a quote to continue to provide these services thereafter.

                            ARTICLE VIII. BUMP MASKS

         The parties acknowledge that Seller currently provides bump masks to integrated circuit manufacturers. Buyer agrees that after the Closing, it shall sell bump masks to Seller at a price equal to Seller's current prices and upon other terms and conditions not less favorable than those currently extended by Seller to its customers. Such terms and conditions include order lead time. During the thirty six months following Closing, Seller and/or its Parent, will purchase substantially all such bump masks from Buyer so long as Buyer remains competitive on price, quality, and delivery unless Seller's customers prohibit Seller from subcontracting such bump mask production to Buyer. The parties agree to meet quarterly to discuss the progress of sales under this Article as well as general matters relating to this Agreement and Seller's consideration of alternative sources of supply. Buyer is free to market bump masks to any customer including customers of Seller. Nothing contained herein shall be deemed a guarantee by Seller of any particular volume of bump mask orders.


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                           ARTICLE IX. CONFIDENTIALITY

         Seller and Buyer each agrees that it will not disclose any of the terms, conditions or other facts relating to this Agreement and the transactions contemplated hereby without the prior written consent of the other party. Notwithstanding the foregoing, either party may make such public disclosure as is required by law in the opinion of such party's legal counsel; provided, however, that the disclosing party will provide reasonable notice to the other party to enable such other parry to seek a protective order or confidential treatment or to waive compliance with the obligations in this Article.

                           ARTICLE X. INDEMNIFICATION

         Section 10.1 Agreement to Indemnify by Seller. Subject to the terms and conditions of Section 10.3, Seller agrees to indemnify and save Buyer, its affiliates, shareholders, officers and directors (individually, a "Buyer Indemnitee") harmless from or against, for and in respect of any and all damages, losses, obligations, liabilities, claims, actions or causes of action, encumbrances, costs, and expenses suffered (including without limitation reasonable attorney's fees), sustained, incurred or required to be paid by any Buyer Indemnitee as a result of the untruth, inaccuracy, breach or non-fulfillment of any representation, warranty, covenant or agreement of Seller contained in or made pursuant to this Agreement, including any exhibit or Schedule hereto or certificate delivered hereunder, or as a result of the actions or omissions of Seller prior to the Closing.

         Seller indemnifies and will hold harmless Buyer from any claim made against Buyer: a) by reason of Buyer's use or occupancy of the Premises for actions or inactions taken with regard to the Premises prior to the Closing; and
b) by reason of Seller's operation of its business prior to Closing.

         Section 10.2 Agreement to Indemnify by Buyer. Subject to the terms and conditions of Section 10.3, Buyer agrees to indemnify and save Seller, its affiliates, shareholders, officers and directors (individually, a "Seller Indemnitee") harmless from or against, for and in respect of any and all damages, losses, obligations, liabilities, claims, actions or causes of action, encumbrances, costs, and expenses suffered (including without limitation reasonable attorney's fees), sustained, incurred or required to be paid by any Seller Indemnitee as a result of the untruth, inaccuracy, breach or non-fulfillment of any representation, warranty, covenant or agreement of Buyer contained in or made pursuant to this Agreement, including any exhibit or Schedule hereto or certificate delivered hereunder, or as a result of the actions or omissions of Buyer from and after the Closing. Buyer will indemnify and will hold harmless Seller from any claim made against Buyer: a) by reason of Seller's use or occupancy of the Premises for actions or inactions taken with regard to the Premises after the Closing; and b) by reason of Buyer's operation of its business after Closing.


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         Section 10.3 Procedures Regarding Indemnity Parry Claims. The
procedures to be followed by Seller and Buyer with respect to indemnification claims shall be as follows:

         (a) The indemnified persons shall give prompt written notice to the indemnifying persons of any damage, loss or assertion of liability which might give rise to a claim by the indemnified persons against the indemnifying persons based on the indemnity agreement herein.

         (b) In the event of any action, suit or proceeding is brought against the indemnified persons, with respect to which the indemnifying persons may have liability under the indemnity agreement contained herein, the action, suit or proceeding shall be defended (including all proceedings on appeal or for review which counsel for the defendant shall deem appropriate) by the indemnifying persons. The indemnified persons shall have the right to employ its or their own counsel (in addition to any counsel retained by the indemnifying persons) in any such case and the fees and expenses of such counsel shall be at the expense of the indemnifying person. The indemnified persons shall be kept fully informed of such action, suit or proceeding at all stages thereto whether or not they are so represented. The indemnifying persons shall make available to the indemnified persons and their attorneys and accountants all books and records of the indemnifying persons relating to such proceedings or litigation and the parties hereto agree to render to each other such assistance (at the indemnifying person's expense) as they may reasonable require of each other in order to ensure the proper adequate defense of any such action, suit or proceeding.

         (c) The indemnifying persons shall not make any settlement of any claims without the written consent of indemnified persons.

         Section 10.4 Third Parties. The benefits of this Article X are intended only for the parties identified herein and no third party (other than a permitted assignee of this Agreement) shall be entitled to rely on this Article X.

                               ARTICLE XI. GENERAL

         Section 11.1 Survival of Representations and Warranties. The representations and warranties set forth in this Agreement shall survive the consummation of the transactions contemplated by this Agreement.

         Section 11.2 Integrated Agreement; Amendments

         (a) The recitals and Schedules to this Agreement constitute an integral part of this Agreement and are incorporated herein by this reference. This Agreement and the Schedules constitute the entire agreement among the


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                  parties with respect to the subject matter hereof and
                  supersede all prior oral and written agreements and understandings, and all contemporaneous alleged oral agreements or understandings between the parties with respect to the transactions contemplated by this Agreement.

         (b) This Agreement may be modified only by a written instrument duly executed by each party hereto.

         Section 11.3 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         Section 11.4 Waiver. No breach of any covenant, agreement, warranty or representation shall be deemed waived unless expressly waived in writing by the party which is entitled to assert such breach. No waiver of any right hereunder shall operate as a waiver of any other right or of the same or a similar right on another occasion.

         Section 11.5 Notices. All notices and other communications between the parties shall be in writing and shall be deemed to have been duly given (a) on the same day when delivered personally or by courier to the party to whom addressed or when sent by facsimile, confirmation received, and (b) three (3) business days after being mailed by registered or certified mail, return receipt requested, prepaid and addressed, at the following addresses, or at such other addresses as the parties may designate by written notice:

         If to Seller, to:

         Photronics Colorado, Inc.
         15 Secor Road
         Brookfield, CT 06804
         Attention: Bob Bollo
         Facsimile No.: (203)475-5601

         With a copy to:

         Photronics, Inc.
         15 Secor Road
         Brookfield, CT 06804
         Attention: General Counsel
         Facsimile No.: (203)-775-5601


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         If to Buyer, to;

         Infinite Graphics Incorporated
         4611 East Lake Street
         Minneapolis, Minnesota 55406
         Attention: Clifford Stritch
         Facsimile No.: (612) 721-3802

         With a copy to:

         Robert P. Larson
         Gray Plant Mooty
         3400 City Center
         Minneapolis, Minnesota 55402
         Facsimile No.: (612) 333-0066

         Section 11.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original Agreement, but all of which, taken together, shall constitute one Agreement.

         Section 11.7 No Transfer or Assignment. This Agreement and the rights and obligations set forth herein may not be transferred or assigned by operation of law or otherwise without the consent of the other party, which may be withheld at their sole discretion. This Agreement shall be binding upon and inure to the benefit of the parties and their respective legal representatives, successors and permitted assigns.

         Section 11.8 Expenses. Each party to this Agreement will pay all costs and expenses incurred by it in negotiating and preparing this Agreement and, in closing and carrying out the transactions contemplated hereby.

         Section 11.9 Other Remedies. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity on such party; and the exercise of any one remedy will not preclude the exercise of any other.

         Section 11.10 Absence of Third Party Beneficiary Rights. Except as set forth in Article X, no provision of this Agreement is intended, or will be interpreted, to provide to or create for any third beneficiary rights or any other rights of any kind in any client, customer, affiliate, shareholder, employee or partner of any party hereto or any other person or entity, and all provisions hereof will be personal solely between the parties to this Agreement.

         Section 11.11 Mutual Drafting. This Agreement is the joint product of Seller and Buyer and each provision hereof has been subject to the mutual consultation, negotiation


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and agreement of Seller and Buyer and shall not be construed for or against either party hereto.

         Section 11.12 Severability. Should any portion or provision of this Agreement be declared invalid or unenforceable in any jurisdiction, then such portion or provision shall be deemed to be severable from this Agreement as to such jurisdiction (but, to the extent permitted by law, not elsewhere) and shall not affect the remainder hereof.

         Section 11.13 Governing Law. Any questions, claims, disputes or litigation arising out of this Agreement will be governed by and construed in accordance with the laws of the State of Minnesota.

         Section 11.14 Post Closing Cooperation. The parties will agree to cooperate with one another in the filing of tax returns and any and all necessary filings with other agencies of government after the Closing.

         IN WITNESS WHEREOF, this Agreement is hereby executed by a duly authorized representative of each party as of the date first written above.

INFINITE GRAPHICS INCORPORATED              PHOTRONICS COLORADO, INC.

By: /S/ Clifford F. Stritch, Jr.            By: /S/ Jeffrey P. Moonan

Name: Clifford F. Stritch, Jr.              Name: Jeffrey P. Moonan

Title: Chief Executive Officer              Title: Executive Vice President

         Photronics, Inc. hereby agrees to undertake those obligations specifically set for above as obligations of Photronics, Inc., and does hereby guarantee the obligations of Photronics Colorado, Inc. under this Agreement.

PHOTRONICS, INC.

By: /S/ Jeffrey P. Moonan

Name: Jeffrey P. Moonan

Title: Executive Vice President


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